United States securities and exchange commission logo





                               November 15, 2023

       Thomas Hennessy
       Chairman of the Board
       Logistic Properties of the Americas
       Plaza Tempo, Edificio B
       Oficina B1, Piso 2
       San Rafael de Escaz
       San Jos  , Costa Rica

                                                        Re: Logistic Properties
of the Americas
                                                            Draft Registration
Statement on Form F-4
                                                            Submitted October
19, 2023
                                                            CIK No. 0001997711

       Dear Thomas Hennessy:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-4

       Prospectus Cover Page, page i

   1. Please revise to clearly reflect the amount of shares to be issued in the merger transaction, as required by Item
501(b)(2) of Regulation S-K as referenced in Item 1 of Form F-
                                                        4. Please also clearly
disclose the exchange ratios to be used in the merger transaction.
   2. We note the disclosure that NYSE rules allow foreign private issuers to follow home country practices in
lieu of certain of NYSE   s corporate governance rules. Please clarify
                                                        whether you have
elected to follow home country practices and if so, clarify in the summary, and elsewhere
in the prospectus as appropriate, the specific home country
                                                        practices you will
elect to follow.
 Thomas Hennessy
FirstName  LastNameThomas      Hennessy
Logistic Properties of the Americas
Comapany 15,
November   NameLogistic
               2023        Properties of the Americas
November
Page 2     15, 2023 Page 2
FirstName LastName
3. Please provide the dealer prospectus delivery obligation information on the outside back cover page, as required by Item 502(b) of Regulation S-K, as referenced in Item 2 of Form
         F-4. Please also provide the information required by Item 2(1) of Form F-4 on the inside front cover page.
Frequently Used Terms and Basis of Presentation, page 2

4. We note your definition of SPAC cash. In clause (c), you refer to amounts receive pursuant to financing agreements. Please advise if you have entered into any financing agreements, and, if so, please provide more detailed disclosure regarding such agreements in the prospectus and file the agreement(s) as appropriate.
Share Calculations and Ownership Percentages, page 7

5. We note the assumptions made in calculating ownership amounts and percentages. Please revise disclosure throughout the prospectus to provide percentages at varying levels of redemptions or advise why your assumption that no public shareholders redeem is appropriate to this transaction. Please also advise the reason for the assumption that there are no transfers of Ordinary Shares by the Sponsor or the Original Sponsor prior to
         the Closing.    Please clarify whether there is anticipated to be a
transfer of ordinary shares
         by the sponsor prior to closing and the reason(s) for such transfers. To the extent such transfers occur prior to effectiveness confirm such ownership information will be updated as required by Item 403 of Regulation S-K. Similarly explain the reason for the fifth assumption and clarify whether you anticipate issuing additional equity shares of PubCo prior to or in connection with the closing.
Cautionary Note Regarding Forward-Looking Statements, page 9

6. We note the statement that the proxy statement/prospectus includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.
         Because this is the initial public offering of Logistic Properties, reliance upon the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act is not permitted. See
Section 27A(b)(2)(D) of
         the Securities Act of 1933. Please delete any references to the Private Securities Litigation Reform Act or make it clear that the safe harbor does not
         apply to this offering.
Questions and Answers About the Business Combination
What interests do TWOA's Initial Shareholders, Sponsor, directors and officers and advisors have in the Business Combination?, page 12

7.       We note your statement that the disclosure includes "these interests
.... among other
         things...." Please revise to clearly disclose and quantify in the aggregate all interests in the
         business combination that the Sponsor, its affiliates, current insiders, and TwoA's directors and officers have that may be different from, in addition to, or may conflict with
 Thomas Hennessy
FirstName  LastNameThomas      Hennessy
Logistic Properties of the Americas
Comapany 15,
November   NameLogistic
               2023        Properties of the Americas
November
Page 3     15, 2023 Page 3
FirstName LastName
         the interests of TWOA's stockholders which may incentivize them to complete the business combination. Please also include disclosure relating to the original sponsor, if that entity or its affiliates continue to hold shares. Lastly, please disclose whether any working capital loans are outstanding or there are any director and officer expenses as of the most recent practicable date. Please revise disclosure elsewhere in the prospectus, as appropriate.
8. Please highlight the risk that the sponsor will benefit from the completion of the business combination and may be incentivized to complete the acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
What equity stake will current Public Shareholders, the Sponsor and the LLP Shareholders hold in Pubco...?, page 14

9. We note that, if the maximum number of shareholders for the business combination to proceed redeem their shares, you will only have $5,000,001 left in the Trust. We also note that you need to have $25 million to go forward with the combination. We further note your disclosure on page 99 that you intend to obtain PIPE financing and that, as disclosed on page 101, you have had calls with potential PIPE investors. Please provide detailed disclosure regarding the current status of such negotiations and the anticipated timing and terms of such PIPE financing. Please also add risk factor disclosure as appropriate. Describe how the terms and price of securities issued in any private offering compare to the terms and price of the securities issued in your initial public offering and add risk factor disclosure as appropriate. Further, disclose if your sponsor, directors, officers or their affiliates will participate in the private placement. In addition, please clearly disclose any impact the PIPE financings may have relating to the anti-
         dilution provisions of the class B ordinary shares.
What vote is required to approve each proposal at the Extraordinary General Meeting?, page 21

10. We note that the Initial Shareholders and Current Insiders account for more than 51.3% of the issued and outstanding ordinary shares and have agreed to vote their shares in favor of each proposal. Please clearly disclose those proposals where the vote is assured in this section and throughout the prospectus.
Parties to the Business Combination, page 24

11. Please provide the complete mailing address (including the Zip Code), and telephone number (including the area code) of the principal executive offices of LLP, as reqired by
         Item 3(a) of Form F-4.
12. Please clearly disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
 Thomas Hennessy
FirstName  LastNameThomas      Hennessy
Logistic Properties of the Americas
Comapany 15,
November   NameLogistic
               2023        Properties of the Americas
November
Page 4     15, 2023 Page 4
FirstName LastName
Summary of the Proxy Statement/Prospectus, page 24

13. Please revise the disclosure regarding redemptions to show the potential impact of redemptions on the per share value of the shares owned by the non-redeeming shareholders by including a sensitivity analysis showing a range of redemption
         scenarios, including minimum, maximum and interim redemption levels. Organizational Structure, page 30

14. Please revise the chart to clarify the percentages held by each group and provide footnote disclosure to identify the current insiders, the TWOA initial shareholders, and the other shareholders.
Risk Factors Summary, page 38

15. Please add summary risk factors to address supply chain risks, inflation risks, the risk that you may change your investment strategy without shareholder approval, and, if true, that there is no limit on the amount of leverage you may incur. Further, please expand the 11th bullet point to disclose that you have, in the past, violated covenants associated with your loan agreements and anticipate future debt waivers, or restructuring for the Bancolombia loan, and the impact this could have on your ability to obtain loans in the future and the impact this could have on your business and investors. Please also expand your risk factor disclosure.
The LLP shareholders, whose interests may conflict with yours..., page 57

16. We note that, based on your disclosure on page 27, as a condition to closing you must still have $5,000,001 in the trust account. However, the disclosure in this risk factor and the following one, assumes closing with all of the shareholders of TWOA having redeemed their shares. Please advise, or revise your disclosure to reflect the actual number of shares that will still be held by TWOA's shareholders in order to go forward with the business combination.
An increase in competition could lead to lower occupany..., page 70

17. We note your disclosure in the last paragraph that a limited number of space would result in a higher likelihood of increased vacancy rates. Please explain the correlation.
Increases in the price of energy, raw materials, equipment or wages could increase our operating costs, page 78

18. We note the disclosure of recent rising costs. Please clarify the resulting impact to the company of these price increases. Please also identify actions planned or taken, if any, to mitigate inflationary pressures. Further, please revise the MD&A, in particular to discuss the impact inflation has had to date on your business and operations. Thomas Hennessy
FirstName  LastNameThomas      Hennessy
Logistic Properties of the Americas
Comapany 15,
November   NameLogistic
               2023        Properties of the Americas
November
Page 5     15, 2023 Page 5
FirstName LastName
We are subject to fluctuations in interest rates, page 80

19. Please revise to specifically disclose whether the increased interest rates have materially impacted your business or are expected to materially impact your business. To the extent material please also revise the MD&A.
Extraordinary General Meeting of the Shareholders
Marshall & Stevens Opinion, page 86

20. We note your disclosure that the fairness opinion "is provided only for informational purposes and is not for the benefit of or to be relied on by any person or entity other than the board of TWOA." Further, we note similar disclosure in the third paragraph on page
         E-2 and the first paragraph on page E-4 of the fairness opinion. Please either revise this disclosure and the fairness opinion itself to remove these statements or provide the legal basis for the company's and the advisor's belief that security holders cannot rely on the opinion to bring state law actions, including a description of any state law authority on such a defense. If no such authority exists, please disclose that the issue will be resolved by a court, resolution of the issue will have no effect on rights and responsibilities of the board under state law, and the availability of this defense has no effect on the rights and responsibilities of either the advisor or the board under the federal securities laws.
Proposal 1: The Business Combination Proposal
Background of the Business Combination, page 97

21. We note that you met with 15 parties and sent out indications of interests to three companies. Please disclose how you determined to proceed with LLP instead of the other entities. Please also clarify how Mr. Hennessey determined to reach out to Jaguar, majority owner of LLP, on April 5, 2023 and whether the parties knew each other before this initial discussion.

22. Please clarify if HC PropTech Partners, its management or affiliates have been involved in
         SPAC transactions in the past, and, if so, please provide balanced disclosure related to prior outcomes of attempted or completed business combinations. Further, please clarify whether HC PropTech Partners has other SPACs in the process of searching for a target company, and whether they considered more than one active SPAC to be the potential acquirer and how the final decision was reached for TWOA to acquire
LLP.
23. Please revise the disclosure regarding the meetings held in April and May 2023, to address in more detail the activities that occurred and the matters covered in those meetings.
         Please disclose any discussions regarding proposed terms, any discussions relating to the assumptions underlying any target projections, any discussions about the need to obtain additional financing for the combined company, and a more detailed discussion of the communications with potential PIPE investors and the current status of any negotiations.
 Thomas Hennessy
FirstName  LastNameThomas      Hennessy
Logistic Properties of the Americas
Comapany 15,
November   NameLogistic
               2023        Properties of the Americas
November
Page 6     15, 2023 Page 6
FirstName LastName
24. Please identify all individuals participating in the noted meetings and negotiations regarding the business combination.
25. Please clarify whether you have entered into an agreement with Cohen and Cohen or any other investment bank regarding presenting you companies to acquire. Please clarify when those relationships commenced.
26. Please amend your disclosure to briefly describe how you arrived at the amount of consideration being $286 million for the aggregate valuation for the LLP shares.
Certain Unaudited Projected Financial Information, page 104

27. We note the disclosure on page 108 that Marshall & Stevens extended these projections through 2030. Please clearly disclose these additional projections and the assumptions underlying them.
Opinion of Marshall & Stevens
Fees Paid to Marshall and Stevens, page 108

28. Please quantify the fee that TWOA paid to Marshall and Stevens when it rendered its fairness opinion. Refer to Item 4(b) of Form S-4 and Item 1015(b)(4) of Regulation M-A.
Guideline Public Company Analysis, page 110

29. We note that the combined company intends to invest in industrial and logistics properties. However, some of the companies used for comparison purposes do not appear to have those real estate assets as their focus. For example, Howard Hughes Corporation focuses on commercial, residential and mixed-use properties in the United States. Please advise why the particular companies were chosen for comparison purposes given their focus on different asset classes from you.
Material U.S. Federal Income Tax Considerations, page 113

30.      We note the disclosure that it is the opinion of TWOA   s counsel,
Ellenoff Grossman
         & Schole LLP, that the SPAC Merger, together with the transactions contemplated by the
         Business Combination Agreement, will qualify as an exchange described in Section
         351(a) of the Code. However, we note that you have excluded PFIC rules from the opinion. It appears inappropriate to exclude from the scope of the opinion the PFIC rules.
         See Staff Legal Bulletin No. 19, footnote 44 and accompanying text. Please revise the opinion of counsel. If counsel is unable to opine on such tax consequences, the prospectus disclosure should state this fact clearly, provide the reason for counsel's inability to opine on a material tax consequence, and discuss the possible alternatives and risks to investors of that tax consequences.
31. We note the disclosure on page 115 that "TWOA believes that that it will likely be considered a PFIC for its current taxable year which ends as a result of the Business
         Combination." Please clarify how this interacts with the statement on page 118 that
 Thomas Hennessy
FirstName  LastNameThomas      Hennessy
Logistic Properties of the Americas
Comapany 15,
November   NameLogistic
               2023        Properties of the Americas
November
Page 7     15, 2023 Page 7
FirstName LastName
         "Pubco is not expected to be a PFIC for its taxable year that includes the date of the
         Business Combination or in the foreseeable future" as related to the TWOA shareholders. We note the disclosure on page 117 that once a non-U.S. corporation qualifies as a PFIC it is, with respect to a shareholder during the time it qualifies as a
         PFIC, always treated as a PFIC with respect to such shareholder, regardless of whether it satisfies either of the qualification tests in subsequent years. Information about LLP
Our Properties, page 157

32. Please ensure that you provide all of the disclosure required by Items 13, 14, and 15 of
         Form S-11. For example only, please disclose your average effective rent per square foot taking into account tenant concessions and abatements. Additionally, please ensure that you disclose your lease expirations for the next ten years. Please see Item B.2. of General
         Instructions to Form F-4.
Properties under Development, page 158

33. We note that you rely on third parties to develop your properties. Please clarify whether you have fixed price or cost-plus contracts related to the properties. Please disclose the risks associated with cost-plus contracts. Further, for your properties, please disclose the anticipated costs to develop each property and the anticipated completion dates.
         Additionally, we note you have disclosed stabilization dates in 2023 for properties in
         Costa Rica and Peru. Given that the dates have passed, please update or advise why these properties have not been moved to the section above.
Land Reserves, page 159

34. Please clarify if you have plans or have entered into any contracts to develop the land, and if applicable, please disclose the type of property and anticipated start date for construction.
Information about LLP
Our Growth Stategy, page 160

35. We note LLP has identified a large pipeline of potential acquisitions and joint venture partners that are in various stages of review. Please clarify if there are currently any probable acquisitions, and tell us your consideration of any financial statement requirements for these probable acquisitions, if any.
Our Leases, page 162

36. We note your disclosure that you have nine leases with rent past due over 90 days. Please disclose the total amount due under the leases and add risk factor disclosure as appropriate. Please also update such information, if material. Thomas Hennessy
FirstName  LastNameThomas      Hennessy
Logistic Properties of the Americas
Comapany 15,
November   NameLogistic
               2023        Properties of the Americas
November
Page 8     15, 2023 Page 8
FirstName LastName
LLP Industry and Market Overview, page 166

37. We note your disclosure regarding your anticipated market share in the areas in which you operate. Please provide support for this disclosure. Additionally, given the percentage of the market indicated, please provide support for your statement on page 159 that you believe you are the "only institutional platform operating industrial real estate assets" in your regions.
Liquidity and Capital Resources, page 190

38. We note the disclosure that LLP was not in compliance with certain financial covenants associated with certain non-recourse project financing loans as of December 31, 2022.
         Please provide additional disclosure regarding this non-compliance, including the specific financial covenants where you were not in compliance, and whether these are the only defaults. Clarify whether such defaults triggered default provisions in any other debt agreements. Please file these agreements and any waivers or restructurings as exhibits or advise why you believe they are not material.
Debt Agreements, page 191

39. For those debt agreements with a variable interest rate, please clearly disclose the actual interest rate as of a recent practicable date.
Certain Relationships and Related Transactions, page 203

40. Please revise the disclosure of the Administrative Support Agreement to clearly disclose the total amount paid under the agreement.
Annex E, page E-1

41.      We note the disclosure in the second paragraph on page E-3 that you
"assume no
         responsibility for, and express no view as to, such projections and/or financial forecasts or the assumptions on which they are based." Please remove such statement.
Notes to the Consolidated Financial Statements (LatAm Logistic Properties,
S.A.)
2. Significant Accounting Policies
b. Going Concern, page F-40

42. You disclose that your non-compliance with certain financial covenants relating to certain
         loans as of December 31, 2022, constitutes an    event of default
and    thereby casting
         substantial doubt regarding the Group   s ability to continue as a
going concern.    We also
         note, however, that the auditor report on page F-34 does not include an explanatory paragraph describing any uncertainty about your ability to continue as a going concern. Please revise your disclosure to clearly state whether or not management
         believed there was substantial doubt about the company   s ability to
continue as going
         concern as of December 31, 2022. If substantial doubt did exist, then please include
 Thomas Hennessy
Logistic Properties of the Americas
November 15, 2023
Page 9
      an auditor report that is revised to include an explanatory paragraph consistent with
      PCAOB AU 2415.12 and 2415.13 guidance.
Financial Statement Schedules
Schedule I - Parent Company Only Condensed Financial Information, page F-93

43. Please revise to also disclose separately the amounts of restricted net assets for unconsolidated and consolidated subsidiaries as of December 31, 2022, as required by
      Regulation S-X Rule 4-08(e)(3)(ii).
44. Please tell us how you complied with Rule 12-28 of Regulation S-X, or tell us how you determined it was not necessary to provide such schedule.
General

45. We note that Citigroup was the underwriter for the initial public offering of two and that, on February 14, 2023, Citigroup executed a waiver agreement to forfeit any rights or claims to the deferred underwriting commissions. Please tell us, with a view to disclosure, whether you have received notice from Citigroup about it ceasing involvement in your transaction and how that may impact your deal.
       Please contact Frank Knapp at 202-551-3805 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                            Sincerely,
FirstName LastNameThomas Hennessy
                                                            Division of
Corporation Finance
Comapany NameLogistic Properties of the Americas
                                                            Office of Real
Estate & Construction
November 15, 2023 Page 9
cc:       Michael L. Fitzgerald, Esq.
FirstName LastName